Filed by Capitol Acquisition Holding Company Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Capitol Acquisition Corp. III
Commission File No.: 001-37588

CLAC - Global Employee Email

●	Time – [TBD]
●	To – All Global CIS + PRN Employees
●	From – Kevin Akeroyd
●	Subject Line – Cision to Become a Publicly Listed Company, Combine with Capitol Acquisition Corp. III
●	Email Copy –

Hi Team,

I’m excited to share some news with you that will accelerate our efforts to deliver our customers the industry’s leading Communications Cloud™ and associated services. Today, we announced that we will become a publicly listed company via a strategic combination with Capitol Acquisition Corp. III, a public investment vehicle traded on NASDAQ.

As part of the transaction, Capitol Acquisition Corp will provide approximately $325 million of cash which will be used to reduce our debt. This will help us accelerate our product innovations and increase investment in front-office functions. In doing so, it can further our mission to deliver great customer experiences for the thousands of world-class brands that rely on us for their communications and PR. More importantly, we’ll have a public currency that will help us continue investment in M&A and attract and retain the industry’s best talent.

Let me address the elephant in the room: How will this affect you? While we’ll need to adjust some of our operations and finances to follow the procedures of a public company on a stock exchange, my expectation is that our company culture, direction and go-to-market strategy will remain the same. We’re focused on helping communicators become more data-driven in their profession to enhance the business value their function provides companies. This transaction helps us in that mission.

As news about this announcement emerges, I encourage you to communicate it positively with customers and emphasize the key benefits it delivers them. Please read the Employee FAQs (Google Drive / SharePoint), Client Facing FAQs (Google Drive / SharePoint) and Client Email Outreach Template (Google Drive / SharePoint) on the news today and here are a few key points to put in your pocket:

●	We have more resources to invest in product innovations. For example, we will be developing the Cision ID that helps us track how audiences consume earned media at a granular level so communicators can tie that engagement back to revenue-generating activities their companies value.
●	We will invest in better reporting and insights. The key to our future doesn’t rest only in the software; we also must invest in offerings that help communicators understand the value of their earned media with their executive leadership. We will have an opportunity to expand this.
●	Portfolio expansion means we continue our goal to be a one-stop shop for communicators. With this additional capital, we have more flexibility from a corporate development perspective to expand our portfolio. By pulling together more capabilities into the Cision Communications Cloud, we can reduce our customer's reliance on multiple brands.

At this time, my expectation is that we keep focused on delivering a great Q1 and continue our efforts to deliver an exceptional customer experience for our communicators.

While I’m the one sharing the announcement today, I believe today marks a substantial step forward in our goal to empower the communications function across the world.

Please don’t hesitate to contact me or the leadership team as more questions come up in the coming days and weeks. We will be hosting a short all-hands call on Tuesday to go over this announcement. The meeting details will be sent this afternoon

-	Kevin

Participants in the Solicitation

Capitol Acquisition Corp. III (“Capitol”) and Canyon Holdings S.À R. L. and its affiliates (“Cision”) and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Capitol’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Capitol’s directors and officers in Capitol’s filings with the SEC, including Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Capitol’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Capitol intends to cause the Company to file with the SEC.

INVESTORS AND SECURITY HOLDERS OF CAPITOL AND CISION ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Capitol and Cision once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Capitol and/or Cision when and if available, can be obtained free of charge on Capitol’s website at www.capitolacquisition.com or by directing a written request to Capital Acquisition Corp. III, 509 7th Street NW, Washington D.C. 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St. 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Capitol’s or Cision’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Capitol stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Cision’s ability to execute on its plans to develop and market new products and the timing of these development programs; Cision’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of Cision’s solutions; the success of other competing technologies that may become available; Cision’s ability to identify and integrate acquisitions; the performance and security of Cision’s services; potential litigation involving Capitol or Cision; and general economic and market conditions impacting demand for Cision’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Capitol nor Cision undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Filed by Capitol Acquisition Holding Company Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Capitol Acquisition Corp. III
Commission File No.: 001-37588

CLAC - Employee FAQ

What We Are Announcing?

Supported by strong growth in public relations and marketing communications space, Cision is pleased to announce that we are becoming a public company.

What Are the Details of the Transaction?

Capitol Acquisition Corp. III, a public investment vehicle formed for the purpose of affecting a combination, acquisition or similar business combination, is announcing an agreement to combine with Cision. The transaction values Cision at approximately $2.4 billion enterprise value. For additional information about the transaction details, please read the press release.

At closing, current Cision shareholders will retain the majority of the issued and outstanding shares of the new publicly traded company’s common stock.

How Does This Help Cision’s Customers?

This transaction improves and accelerates Cision’s ability to serve PR and communication professionals more effectively. Today, customers rely on Cision to provide data-driven content solutions to help them identify key influencers, craft campaigns and attribute value to their businesses for those efforts. By providing additional capital to the business through combining with Capitol Acquisition Corp. III, Cision will double down on that mission. With more resources to invest in its core products, infrastructure and services, Cision can improve the sophistication of its products while ensuring it stays simple and approachable for communications professionals to use.

Why Is this Good for Cision Employees?

The market for cloud-based software and content distribution services that serve the PR and communications professional will continue to grow in the coming years. In fact, research estimates that the PR software and media market is worth nearly $3B globally today. To maintain our market leading position, we must continue to invest in our products, our people and our services. The reduction in our debt levels will free up investment dollars for making these investments. With a public currency, we will also be able to continue to pursue additional mergers and acquisitions that broaden our product and services offering and enhance our market leading position.

Will Cision and PR Newswire products and services continue to be supported as they do today? Will they change?

Cision and PR Newswire’s full suite of products and services will continue to be supported. In fact, we expect the way we support the products to improve as a result of this announcement. For example, Cision plans to invest in an influencer graph that’s aimed at helping PR and communications professionals tie their coverage to revenue outcomes.

How does this announcement affect me?

While we’ll need to adjust some of our operations and finances to follow the procedures of a public company, the expectation is that our company culture, direction and go-to-market strategy will remain the same.

What does it mean to be a publicly traded company?

There are many advantages to being a public company, such as increasing our access to additional capital, raising awareness about our company and the industry and making potential acquisitions easier.

Will I still have a job?

Yes. This is not a combination of products, services or people.

How does this affect day-to-day operations?

Day-to-day operations at Cision will not be affected, and it will be business as usual.

Are there any employees or products that come with this transaction?

No. Capitol Acquisition Corp is a public investment vehicle. Public investment vehicles of this type do not have business operations.

When does the deal close?

Closing is subject to a variety of closing conditions, including approval by Capitol’s stockholders. We currently anticipate the transaction will close in the second quarter of 2017.

Who should I reach out to if I receive a media inquiry?
Please send all media inquiries to CisionPR@cision.com.

Participants in the Solicitation

Capitol Acquisition Corp. III (“Capitol”) and Canyon Holdings S.À R. L. and its affiliates (“Cision”) and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Capitol’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Capitol’s directors and officers in Capitol’s filings with the SEC, including Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Capitol’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Capitol intends to cause the Company to file with the SEC.

INVESTORS AND SECURITY HOLDERS OF CAPITOL AND CISION ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Capitol and Cision once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Capitol and/or Cision when and if available, can be obtained free of charge on Capitol’s website at www.capitolacquisition.com or by directing a written request to Capital Acquisition Corp. III, 509 7th Street NW, Washington D.C. 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St. 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Capitol’s or Cision’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Capitol stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Cision’s ability to execute on its plans to develop and market new products and the timing of these development programs; Cision’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of Cision’s solutions; the success of other competing technologies that may become available; Cision’s ability to identify and integrate acquisitions; the performance and security of Cision’s services; potential litigation involving Capitol or Cision; and general economic and market conditions impacting demand for Cision’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Capitol nor Cision undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Filed by Capitol Acquisition Holding Company Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Capitol Acquisition Corp. III
Commission File No.: 001-37588

CLAC - Blog Post for Cision Website

Cision Moves to Accelerate Pace of Innovation

Cision has big ideas on the future of earned media technology; we’ve been moving fast, and we’re ready to move faster.

This morning, we announced that in order to accelerate our pace of innovation, we intend to become a publicly listed company. We intend to do so via a combination with Capitol Acquisition Corp. III. You can read the full release for all the details.

By doing this, Cision will gain a few important things: an influx of capital, a publicly traded stock as a currency, and material financial flexibility needed to make the investments we need to be the change agent and data/tech/measurement platform partner the industry needs. Most notably you’ll see us expanding features of the Cision Communications Cloud™ technology platform such as big data, measurement and Cision ID solutions. We expect the transaction to be completed by the second quarter of 2017, subject to approval by Capitol’s stockholders and other customary closing conditions.

With the increased sophistication of marketing technology and the decrease in paid advertising efficacy, we’re seeing corporate marketing departments shift their focus and investment toward earned media. This is why we’ve invested so heavily in the Cision Communications Cloud. Customers rely on Cision to provide data-driven content solutions, identify key influencers, craft campaigns, and attribute value to their businesses for those efforts. Now, we’re doubling down on that mission. With more resources to invest in our core products, infrastructure and services, and most importantly, data and true earned media attribution vs. just traditional “PR vanity metrics”, Cision can allow our marketing and communications professional customers to transform their lines of business, with one powerful integrated platform instead of a dozen fragmented point solutions.

To be clear, there will be no retirement of any of the specific products and services you use today to worry about. You can continue to use your service, just as you’re using it -- while also knowing that this evolution on our part will translate into product and service enhancements that reach you faster. We are not going to stop doing anything we’re doing for you right now - just going to lean in and make it better!

Once the transaction is complete, I will continue as CEO, and the rest of my leadership team will stay intact. This does not signify any changes as far as who and how the company is led. However, we’re pleased that Capitol Chairman and CEO Mark Ein, and President and CFO Dyson Dryden, will join the company’s board of directors.

I firmly believe that we are extremely well-positioned to accelerate our growth as we continue to build and deliver leading marketing technology and analytics tools. Whether you’ve been a long-time customer or we recently piqued your interest with the Cision Communications Cloud, we appreciate you and look forward to continuing to serve you.

If you have any questions about today’s news, please read our FAQ or contact your sales rep. You can also email askcision@cision.com.

Kevin Akeroyd oversees the Cision executive management team across operations globally.

He has more than 25 years of experience in reshaping modern digital, social and mobile marketing globally. Prior to Cision he was general manager and senior vice president at Oracle Marketing Cloud. Akeroyd and Oracle created the Enterprise Marketing Platform category and led it from the onset. Prior to Oracle, he held senior leadership positions at several companies, including Data.com, Salesforce.com, RR Donnelley, and Jigsaw.

Akeroyd attended both the University of Washington, Michael G. Foster School of Business and Stanford University Graduate School of Business.

Participants in the Solicitation

Capitol Acquisition Corp. III (“Capitol”) and Canyon Holdings S.À R. L. and its affiliates (“Cision”) and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Capitol’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Capitol’s directors and officers in Capitol’s filings with the SEC, including Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Capitol’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Capitol intends to cause the Company to file with the SEC.

INVESTORS AND SECURITY HOLDERS OF CAPITOL AND CISION ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Capitol and Cision once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Capitol and/or Cision when and if available, can be obtained free of charge on Capitol’s website at www.capitolacquisition.com or by directing a written request to Capital Acquisition Corp. III, 509 7th Street NW, Washington D.C. 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St. 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Capitol’s or Cision’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Capitol stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Cision’s ability to execute on its plans to develop and market new products and the timing of these development programs; Cision’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of Cision’s solutions; the success of other competing technologies that may become available; Cision’s ability to identify and integrate acquisitions; the performance and security of Cision’s services; potential litigation involving Capitol or Cision; and general economic and market conditions impacting demand for Cision’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Capitol nor Cision undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.